Filed by EMBARQ CORP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EMBARQ CORP

Commission File No.: 001-32732

Dear EMBARQ Team:

The last few weeks have been busy as we move forward with the EMBARQ/CenturyTel merger process. I want to give you an update on the progress we’re making.

External reaction to the announcement

We believe the merger is an extremely compelling transaction for customers, shareholders and our companies. It has generated a great deal of interest and enthusiasm. The positive feedback includes comments we received at a recent meeting of the National Association of Regulatory Utility Commissions (NARUC).

With operations in 33 states, more than 8 million access lines, 2 million broadband customers and 400,000 video customers, external observers have expressed their belief in the combined company as a clear industry leader. By strengthening our operational position, we expect to be a more effective competitor in our local markets, and we expect our added financial strength and flexibility to enable us to continue to make the investments necessary to provide great service to our customers.

The road to approval

The merger must be approved by certain state and federal agencies as well as the shareholders of both companies. We have made good progress in this area. Regulatory and legal teams from EMBARQ and CenturyTel have been working together and their efforts will continue for the next few months. We expect the merger to close in the second quarter of 2009.

•	Department of Justice: Antitrust clearance has been received.
•	State approvals: Last week we began the state regulatory approval process by filing the required applications in several states.
•	Federal Communications Commission: An application for Consent for Transfer of Control is expected to be filed with the FCC this week.
•

Shareholders: CenturyTel has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a preliminary joint proxy statement of CenturyTel and EMBARQ. Once the SEC review process is complete, both companies’ shareholders will receive the definitive joint proxy statement that will provide information about the merger, and information on how they can vote on the transaction. The shareholders of each company are currently expected to vote in the first quarter of 2009.

Integration planning and your job

Representatives from EMBARQ and CenturyTel who represent a variety of functions - such as Human Resources, IT, Operations and others - have begun the important planning work necessary to facilitate decisions on how to best combine our companies. Dennis Huber, our chief strategy and technology officer, and Les Meredith, our treasurer and vice president of Finance, are the leading EMBARQ representatives. Stacey Goff, CenturyTel’s general counsel, is co-leading the CenturyTel effort with Maxine Moreau, CenturyTel vice president of Operations. Planning for the following areas is under way:

•	Organizational structure of the combined company
•	Systems
•	Brand

•	Product focus
•	Network
•	Best practices

We understand that you have questions about what this merger means for you and your family. That is natural and entirely appropriate. Those questions will be answered as we make our way through the integration steps. It is a tiered process: we will start with senior management and then work our way through the organization. I do not expect substantial updates about particular jobs beyond the senior level until we are significantly into the process after the first of the year, but I commit to keeping you informed as key decisions are made. Keep in mind that after this transaction is complete, it is expected that most of the employees of the combined company will be EMBARQ employees.

Here are a couple of benefit updates we can provide you today:

•

Our companies have agreed that for a year after the merger is complete, CenturyTel will generally provide EMBARQ employees who are employed by the combined company with compensation and benefits - such as health care, severance and vacation - that are substantially comparable in the aggregate to the compensation and benefits we currently provide.

•	Years of service recognized under the EMBARQ employee benefit plans and programs prior to the merger generally will count as years of service under CenturyTel plans and programs.

Communications

•	We have launched a joint merger Web site, www.centurytelembarqmerger.com.

•	This letter is part of a series of regular communications with employees of both companies. We will let you know the latest developments as quickly as we can during the merger process.

•

Your director is a good source of information about the merger, and I encourage you to talk to him or her. There is a merger site on EQIP to keep you informed as well. Simply type “merger” in your browser.

Continuing to perform

As we make our way through this process, we must remain focused on the business. The opportunities and challenges we faced before the merger was announced still need to be addressed today, tomorrow and after the merger is approved. As such, our focus on performance must continue. The EMBARQ Essentials, described in your Owner’s Manual, provide us direction. We must remain committed to our Passion to Win, Innovation, Teamwork, Velocity, Integrity and Customer Focus.

As we prepare to celebrate Thanksgiving 2008, I want to thank you for the tremendous effort you have brought forward in making EMBARQ successful. I know that our customers and communities are grateful for the many ways in which you have made their lives better and brighter, and I join them in thanking you.

On this holiday that is all about togetherness, please join me in keeping our military families who are separated from each other in our thoughts and prayers and in giving thanks for all of the loved ones in our lives.

Tom

Additional Information

In connection with the proposed merger, CenturyTel has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyTel and EMBARQ that also constitutes a prospectus of CenturyTel. At the appropriate time, CenturyTel and EMBARQ will mail the definitive joint proxy statement/prospectus to their respective shareholders. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement-prospectus may also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations.

The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel’s and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance regarding the timing of the consummation of the merger or that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.